FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

Transaction Talking Points

Union Pacific and Norfolk Southern are creating America’s first transcontinental railroad.

•	The merger will seamlessly connect over 50,000 route miles across 43 states from the East Coast to the West Coast – linking approximately 100 ports and nearly every corner of North America.

•	This transaction fulfills a vision dating back nearly 165 years, delivering on President Abraham Lincoln’s dream of a transcontinental railroad.

This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth.

•	Enhance competitiveness of U.S. Freight: The transcontinental railroad will compete more effectively with Canadian railroads to win back U.S. freight volume and American jobs.

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Access more regions: The combination will unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and on both sides of the Mississippi River (“Watershed” markets).

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Unlock trade routes: With access to 10 international interchanges and approximately 100 ports, the Union Pacific Transcontinental Railroad will reach nearly every corner of North America, unlocking strong international trade routes and offering greater access to U.S.-made goods.

•	Fuel the economy: Every $1 invested in rail transportation drives $2.50 in total economic activity.[1]

The combined company will set a new standard for safety, sustainability, and technological innovation.

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Safety is the top priority for Union Pacific and Norfolk Southern. The combined company’s focus will remain on ensuring every employee goes home safe to their families and protecting the communities where it operates.

•	Our goal is simple: zero incidents involving trains, pedestrians, drivers, or employees.

•	In addition to Operation Lifesaver programs, Union Pacific and Norfolk Southern trained over 10,000 first responders in 2024.

•	Railroads are the safest and most sustainable mode to transport freight over land, moving it more efficiently and at lower costs than trucks.

•	A single train can remove hundreds of trucks from the nation’s congested highways and uses only one gallon of fuel to move a ton of freight 500 miles.

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This sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

[1]	Source: Association of American Railroads – Policy & Economics Report, “Rail Transportation and the U.S. Economy: Fueling Growth, Trade and Opportunity.” February 28, 2025.

•	The implementation of Union Pacific and Norfolk Southern’s proven technologies will further advance the ability to predict in-train forces and quickly assess potential mechanical and track defects.

Customers, manufacturers, and partners will benefit from faster, more reliable service.

•	Faster service: We expect to remove several days from transit times by eliminating interchanges where rail cars are handed off.

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Lower-cost options: We believe reliable transcontinental rail service will reduce costs for our customers, businesses, and manufacturers by unlocking opportunities to convert freight traffic to lower-cost rail transportation. This ensures consistent performance, lowers inventory costs, and saves equipment costs from reduced car cycle times.

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Increased consistency and reliability: The unified network leveraging the best practices and technologies from each company will create a more resilient operating environment allowing for more consistent and reliable service to customers.

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Streamlined customer experience: Customers will have the ability to quickly receive single-line rate quotes and use one system to track their transcontinental freight. We’ll also extend Union Pacific and Norfolk Southern’s industry-leading and customer-focused connected technology – including AI capabilities and real-time data integrations – to the transcontinental platform.

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Stronger partnerships: Short lines and their shippers will have access to a unified rail network with a single Class I interface, new services, and reduced gateway delays. U.S. ports served by the transcontinental railroad – in the Gulf, East Coast, and West Coast – will have expanded reach and faster access to new markets.

The transaction will support more shippers in transitioning freight from truck to rail – preserving U.S. infrastructure and taxpayer funds.

•	A more truck-competitive solution, the Union Pacific Transcontinental Railroad will decrease highway congestion, reducing wear-and-tear on taxpayer-funded roads.

•	Today, Union Pacific and Norfolk Southern invest $5.6 billion annually in infrastructure, innovation, and network expansion.

This transaction will protect and expand opportunities for employees.

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Union Pacific and Norfolk Southern union employees – including train crew, mechanical, and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network.

•	Every rail transportation job supports 3.9 additional jobs across the U.S. economy, amplifying the impact of this growth.

•	Railroads offer wages that help employees build successful lives and provide for their families.

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As of 2024, the total average value of Class 1 railroad craft employee annual pay and benefit package (including healthcare, paid time off, and retirement programs) now ranges from about $135,000 to almost $190,000, with an average of $160,000.[2]

We will continue to invest in safe, resilient, and vibrant communities.

•	We have always believed that communities give us a social license to operate among them. Our commitments to support those communities are unwavering.

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The combined company will be headquartered in Omaha, Nebraska. Atlanta, Georgia, will remain a core location for the combined organization over the long-term, with a focus on technology, operations, and innovation, among other priorities.

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Union Pacific and Norfolk Southern invested $300 million in philanthropic giving from 2020 to 2025, supporting workforce development, safety initiatives, and vibrant spaces where people want to live and work.

[2]	Source: Association of American Railroads – Rail Jobs Report, “The Value and Opportunities in Railroading,” 2024. Page 4.

Shareholders will realize significant long-term value from this transformational transaction.

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The implied value of $320 per share represents an implied total enterprise value for Norfolk Southern of $85 billion based on Union Pacific’s closing stock price on July 16, 2025[3], representing a 25% premium to Norfolk Southern’s 30-trading day volume weighted average price on July 16, 2025.

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Through ownership of the combined company, both Union Pacific and Norfolk Southern shareholders are expected to realize significant value from the transaction, including more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergy opportunity.

We have a clear path to closing.

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The combined rail network will provide safer, faster, and more reliable service and increased competition to a broad range of stakeholders. We’re confident in our ability to demonstrate to all of our stakeholders, and the relevant regulators, the benefits of this transaction.

•	We expect to file our application with the STB within 6 months.

•	The companies are targeting closing the transaction by early 2027.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the

[3]	Represents the last trading day prior to press speculation that Union Pacific was pursuing a potential acquisition of Norfolk Southern.

restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.